                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                WORLDTEX, INC.
             ---------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
             ---------------------------------------------------
                        (Title of Class of Securities)


                                   981907108
             ----------------------------------------------------
                                (CUSIP Number)


                               December 31, 2000
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13G/A

  CUSIP NO. 981907108
            ---------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      522060316


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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]


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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4                                 Delaware


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                          SOLE VOTING POWER
                     5
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      0
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      1A

------------------------------------------------------------------------------

                                SCHEDULE 13G/A

  CUSIP NO. 981907108
            ---------

Item 1(a).  Name of Issuer:
            Worldtex, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            915 Tate Boulevard, S.E.  Suite 106
            Hickory, North Carolina  28602


Item 2(a).  Name of Person Filing:
            Lockheed Martin Investment Management Company

Item 2(b).  Address of Principal Business Office or, if none, Residence:
            Lockheed Martin Investment Management Company
            6705 Rockledge Drive, Suite 550
            Bethesda, Maryland 20817-1814

Item 2(c).  Citizenship:
            Delaware

Item 2(d).  Title of Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number:
            981907108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), check whether the person filing is a:

        (a) [_]  Broker or Dealer registered under Section 15 of the
                 Exchange Act.
        (b) [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
        (c) [_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
        (d) [_] Investment Company registered under Section 8 of the Investment Company Act.
        (e) [X]  An investment adviser in accordance with Rule 13d-
                 1(b)(1)(ii)(E).
        (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
        (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
        (h) [_] A savings association as defined in Section (b) of the Federal Deposit Insurance Act.
        (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
        (j) [_]  A group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4. Ownership:

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 0
     (b)  Percent of class:  0%
     (c)  Number of shares as to which the person has:
          (i)   Sole power to vote or to direct the vote: 0
          (ii)  Shared power to vote or to direct the vote: 0
          (iii) Sole power to dispose or to direct the disposition of: 0
          (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:

     This statement is being filed to report that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock.

                                SCHEDULE 13G/A

  CUSIP NO. 981907108
            ---------

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

     Lockheed Martin Corporation Master Retirement Trust, of which the Reporting Person is the named fiduciary and investment adviser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person in an amount exceeding 5%.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

         Not applicable.

Item 8.  Identification and Classification of Members of the Group:

         Not applicable.

Item 9.  Notice of Dissolution of Group:

The shares of Common Stock that were beneficially owned by the Reporting
Person were previously considered to be beneficially owned by a separate investment adviser, as part of a group, whose services were terminated on May 22, 2000. After that date, the Reporting Person had sole voting and investments power with respect to the shares of Common Stock that gave rise to this reporting obligation.

Item 10. Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY


By: /s/ Jeffrey A. Sharpe
        Vice President and General Counsel
        Dated February 8, 2001